Marine Harvest Q4 2015 Presentation

Forward looking statements 2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, the anticipated business combination between MH Chile and Aqua Chile, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights 3  Operational EBIT of NOK 837m - Good contribution from MH Farming Norway - All-time high results in MH Feed - Consumer Products negatively impacted by operational start-up issues in Rosyth  Strong demand in Europe and Asia  Improving market conditions in Americas  Successful issuance of EUR 340m convertible bond  Quarterly dividend of NOK 1.40 per share

Key financials 4Notes in appendix Marine Harvest Group - main figures Unaudited NOK million Operational revenue and other income 8 060 6 863 27 959 25 496 Operational EBIT 1) 837 1 032 3 107 4 254 Cash flow from operations 233 534 2 090 3 944 Net interest-bearing debt (NIBD) 9 592 9 268 9 592 9 268 Underlying EPS (NOK) 2) 1.27 1.69 4.70 7.01 Net cash flow per share (NOK) 3) -1.00 -0.46 0.13 6.65 Dividend declated and paid per share (NOK) 1.40 1.10 5.20 8.30 ROCE 4) 13.1% 20.0% 12.6% 20.2% Harvest volume (gutted weight tons, salmon) 110 551 105 122 420 148 418 873 Operational EBIT - NOK per kg 5) - Total 7.57 9.81 7.39 10.16 Norway 12.14 12.59 11.26 11.81 Scotland -2.10 -3.42 3.16 9.62 Canada 3.32 3.69 3.00 9.40 Chile -12.28 0.35 -7.46 4.70 Q4 2015 Q4 2014 20142015

Salmon prices 5  Prices in Europe at good levels in the quarter and strong in December and into 2016  Weak prices in Americas, however, increasing in December and into 2016 0 1 2 3 4 5 6 7 0 10 20 30 40 50 60 70 2012 2013 2014 2015 2016 U S D p e r l b s ( M i a m i a n d S e a t t l e ) N O K p e r k g ( O s l o ) Weekly reference prices Reference price Norway NOK (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle)

Price achievement by origin 6Note: Q4 2015 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NASDAQ), Scotland (NASDAQ+ NOK 3.47), Canada (UB Seattle), Chile (UB Miami) Contract share 50% 57% 0% 10% Superior share 95% 93% 90% 90% 101% 116% 98% 113% 100% 110% 98% 103% 0% 20% 40% 60% 80% 100% 120% 140% Norwegian Scottish Canadian Chilean Q4 2014 Q4 2015

Operational EBIT comparison 7 837 13 ‐ 29 ‐ 200 ‐ 15 36 1 032 0 200 400 600 800 1 000 1 200 Op EBIT Q4 2014 MH Feed Farming Markets Consumer Products Other Op EBIT Q4 2015 N O K   m i l l i o n

Norway 8  Good results in the quarter driven by improved prices - Contract share as high as 73% in December  Concerning cost development - Increased costs in the quarter driven by sea lice and feed (currency and eFCR) - Expect high costs also in the first half of 2016  Increased MAB by 5% for each of 15 licenses in Region South Note: Details on Nova Sea in appendix SALMON OF NORWEGIAN ORIGIN NOK million Q4 2015 Q4 2014 Operational EBIT 809 881 Harvest volume (GWT) 66 638 69 941 Operational EBIT per kg (NOK) 12.14 12.59 - of which MH Markets 1.26 0.91 - of which MH Consumer Products 1.85 1.21 Exceptional items incl in op. EBIT -231 -123 Exceptional items per kg (NOK) -3.47 -1.76 Price achievement/reference price 100% 101% Contract share 50% 47% Superior share 95% 93%

Norway: Sales contract portfolio 9Note: Marine Harvest Norway’s fixed price/fixed volume contracts with third party customers and MH’s processing entities. MH’s processing entities cover a large proportion of their sales exposure through third party end product contracts.  High contract share of 79% in January 0 5 000 10 000 15 000 20 000 25 000 30 000 35 000 40 000 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 C o n r a c t e d v o l u m e s ( G W E t o n s ) Realised contract volumes last quarters Contracted volumes next quarters

Norway: Operational EBIT/kg per region 10Including contribution from Sales and Marketing 8.9 14.0 10.5 15.0 12.6 8.9 16.2 4.5 14.8 12.1 0 2 4 6 8 10 12 14 16 18 South West Mid North Total N O K p e r k g Q4 2014 Q4 2015

Norway: The Egg – a new enclosed technology 11  Application for 14 development licenses  New enclosed technology (2016-2018 testing and verification)  Many advantages to conventional farmed salmon production

Scotland 12  Losses in Rosyth are mainly recognised in the Scottish business unit (NOK -87m)  Lower prices measured in GBP driven by increased competition from Norwegian salmon  Higher volumes have reduced production cost (scale effect)  Challenging biological conditions (sea lice and algal blooms)  Costs expected to increase further in the first half of 2016 SALMON OF SCOTTISH ORIGIN NOK million Q4 2015 Q4 2014 Operational EBIT - 30 - 22 Harvest volume (GWT) 14 095 6 376 Operational EBIT per kg (NOK) -2.10 -3.42 - of which MH Markets 2.10 0.93 - of which MH Consumer Products -5.53 1.38 Exceptional items incl in op. EBIT - 47 - 67 Exceptional items per kg (NOK) -3.34 -10.52 Price achievement/reference price 110% 116% Contract share 57% 90% Superior share 93% 90%

Canada 13  Overall good performance in a challenging market  Low prices in market currency (USD) due to high supply growth from Americas  Higher costs driven by biology and feed (CAD/NOK) SALMON OF CANADIAN ORIGIN NOK million Q4 2015 Q4 2014 Operational EBIT 31 25 Harvest volume (GWT) 9 383 6 819 Operational EBIT per kg (NOK) 3.32 3.69 - of which MH Markets 0.54 0.66 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT -5 0 Exceptional items per kg (NOK) -0.51 0.00 Price achievement/reference price 98% 98% Contract share 0% 0% Superior share 90% 88%

14  Very low prices in the quarter  Challenging biology and regulatory framework - Full cost in box USD 5.1 per kg (GWE)  Production costs expected to increase further in the first half of 2016  Decline in smolt stockings of 17% in the last four months of 2015 supportive for prices going forward Chile SALMON OF CHILEAN ORIGIN NOK million Q4 2015 Q4 2014 Operational EBIT - 181 6 Harvest volume (GWT) 14 750 16 602 Operational EBIT per kg (NOK) -12.28 0.35 - of which MH Markets 0.35 3.28 - of which MH Consumer Products 0.00 0.01 Exceptional items incl in op. EBIT -12 0 Exceptional items per kg (NOK) -0.83 0.00 Price achievement/reference price 103% 113% Contract share 10% 12% Superior share 90% 88%

Ireland and Faroes 15  Good contribution from Faroes in the quarter  Production costs in both regions expected to increase further in the first half of 2016 SALMON OF IRISH ORIGIN NOK million Q4 2015 Q4 2014 Operational EBIT 1 9 Harvest volume (GWT) 2 761 2 069 Operational EBIT per kg (NOK) 0.22 4.49 - of which MH Markets 0.10 -0.17 - of which MH Consumer Products 0.85 0.46 Exceptional items incl in op. EBIT -15 -8 Exceptional items per kg (NOK) -5.55 -3.93 Price achievement/reference price na na Contract share 78% 91% Superior share 87% 88% SALMON OF FAROESE ORIGIN NOK million Q4 2015 Q4 2014 Operational EBIT 47 44 Harvest volume (GWT) 2 923 3 314 Operational EBIT per kg (NOK) 16.06 13.15 - of which MH Markets 2.87 7.02 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0 0 Exceptional items per kg (NOK) 0.00 0.00 Price achievement/reference price 105% 115% Contract share 0% 0% Superior share 90% 96%

Consumer Products 16Please note that Consumer Products is the combined operations of the former VAP Europe and Morpol  Good seasonal demand with strong growth in Southern Europe, Germany and UK  Positive contributions from the Chilled segment continues  Start-up costs in Rosyth of NOK -95m in the quarter - Recovery plan initiated, however, continuing losses in the first quarter of approximately NOK -50m - Break-even anticipated towards the end of the second quarter of 2016 - Despite start-up issues 97% customer fulfilment in the fourth quarter CONSUMER PRODUCTS NOK million Q4 2015 Q4 2014 Operating revenues 3 408 2 863 Operational EBIT 89 117 Operational EBIT % 2.6% 4.1% Volume sold (tons product weight) 33 367 30 559 Exceptional items 0 0 Volume share salmon 77% 77% Revenue share salmon 80% 80%

Feed 17  Record quarterly volume and operational EBIT  Production capacity increased to approximately 310,000 tonnes  Approved investment in a new feed plant in Scotland FEED NOK million Q4 2015 Q4 2014 Operating revenues 946 652 Operational EBIT 74 61 Operational EBIT % 7.8% 9.3% Feed sold volume 88 486 66 824 Feed produced volume 95 962 67 770 Exceptional items 0 0

Fourth Quarter 2015 Financials, Harvest Volumes and Markets 18

Profit and Loss 19Notes in appendix Marine Harvest Group NOK million Operational revenue and other income 8 060 17% 6 863 27 959 10% 25 496 Operational EBIT 1) 837 1 032 3 107 4 254 Change in unrealized internal profit feed - 13 - 56 - 19 - 92 Unrealized salmon derivatives - 58 36 - 112 54 Net fair value adjustment of biomass, onerous contracts 946 387 84 - 487 Restucturing costs 0 - 3 - 136 - 53 Other non-operational items 0 0 22 - 168 Income from associated companies 99 55 210 150 Impairment losses - fixed assets - 33 - 25 - 61 - 24 EBIT 1 778 1 426 3 093 3 633 Net financial items -418 -1 052 - 853 -2 147 Earnings before tax 1 361 374 2 240 1 487 Profit or loss for the period 830 110 1 418 940 EPS (NOK) 1.84 0.27 3.21 2.28 Underlying EPS (NOK) 1.27 1.69 4.70 7.01 Net cash flow per share (NOK) -1.00 -0.46 0.13 6.65 Dividend declared and paid per share (NOK) 1.40 1.10 5.20 8.30 Operational EBIT margin 10.4% 15.0% 11.1% 16.7% Harvest volume, GWE tons (salmonids) 110 551 5% 105 122 420 148 0% 418 873 Operational EBIT per kg incl margin from Sales and Marketing 2) 7.57 9.81 7.39 10.16 ROCE 3) 13.1% 20.0% 12.6% 20.2 % Q4 2015 Q4 2014 20142015

Financial Position 20 Marine Harvest Group NOK million Non-current assets 20 483 18 662 Current assets 19 759 18 294 Assets held for sale 17 19 Total assets 40 260 36 974 Equity 18 187 14 718 Non-current liabilities 16 164 16 572 Current liabilities 5 909 5 684 Total equity and liabilities 40 260 36 974 Net interest-bearing debt 9 592 9 268 Equity ratio 45.2% 39.8% 31.12.2015 31.12.2014

Cash Flow and Net Interest Bearing Debt 21 Marine Harvest Group NOK million NIBD beginning of period -8 742 -7 230 -9 268 -7 791 . Operational EBITDA 1 162 1 300 4 359 5 221 Change in working capital -722 -623 -1 310 -721 Taxes paid -106 -87 -611 -295 Other adjustments -102 -56 -348 -261 Cash flow from operations 233 534 2 090 3 945 Net Capex -554 -447 -1 884 -1 712 Cash from disposal of assets held for sale 0 9 0 1 182 Other investments -160 -727 197 -716 Cash flow from investments -714 -1 165 -1 687 -1 245 Net interest and financial items paid -108 -150 -354 -412 Other items 525 58 276 378 Bonds converted to equity 0 0 2 369 0 Dividend distributed -630 -471 -2 293 -3 424 Translation effect on interest-bearing debt -156 -845 -725 -719 NIBD end of period -9 592 -9 268 -9 592 -9 268 Debt distribution 1): EUR 72% 71% 72% 71% USD 13% 14% 13% 14% GBP 4% 4% 4% 4% Other currencies 11% 11% 11% 11% 1) Debt distribution including effect of cross currency sw aps. 2014 Q4 2015 Q4 2014 2015

2016 Cash Flow Guidance 22  2016 cash flow estimates - Working capital buildup NOK 300m (EUR 32m) • Support further organic growth - Capital expenditures NOK 1,800m (EUR 189m) • Freshwater expansion projects NOK 450m (EUR 47m) - Interest expenses NOK 270m (EUR 28m) - Tax payables NOK 700m (EUR 74m)  Revised NIBD target from EUR 950m to EUR 1,050m  Quarterly dividend in Q1 2016 of NOK 1.40 per share (repayment of paid in capital)  EUR as reporting and functional currency beginning in the first quarter of 2016 Due to seawater growth patterns, working capital is highly seasonal Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Overview of financing 23  EUR 805m Facility Agreement - Maturity – Q4 2019 - Covenants: • 35% equity ratio - Accordion option EUR 45m - Lenders: DNB, Nordea, Rabobank and ABN Amro  EUR 340m issued in November 2015 - Tenor 5 years, annual coupon 0.125%(1), conversion price EUR 16.0887  EUR 375m issued in May 2014 - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 10.1670  NOK 1,250m bond issued in March 2013 - Tenor 5 years, NIBOR + 3.5% Note: (1) Paid semi annually in arrears

Estimated volumes Compared to Q4 2014 Est. volumes Suppliers Q4 2015 Q4 2014 Volume % Q3 2015 Norway 309 900 300 700 9 200 3.1% 273 870 Scotland 43 600 36 400 7 200 19.8% 44 370 Faroe Islands 22 500 22 900 -400 -1.7% 16 650 Ireland 4 100 3 300 800 24.2% 4 140 Total Europe 380 100 363 300 16 800 4.6% 339 030 Chile 151 700 138 200 13 500 9.8% 128 070 North America 36 300 31 500 4 800 15.2% 35 010 Total Americas 188 000 169 700 18 300 10.8% 163 080 Australia 10 800 9 000 1 800 20.0% 9 450 Other 3 800 4 800 -1 000 -20.8% 3 870 Total 582 700 546 800 35 900 6.6% 515 430 Supply development 24  Global supply growth in Q4 higher than expected - Required harvesting in Norway – less growth potential going forward - Biological challenges in Chile led to accelerated harvesting  Recovery of volumes from Scotland as expected  Strong growth from Canada as volumes recovered Note: (1) Atlantic Salmon (GWE tons) Source: Kontali

Development in reference prices 25Source: Marine Harvest and Kontali 0 1 2 3 4 5 6 7 0 10 20 30 40 50 60 70 2012 2013 2014 2015 2016 U S D p e r l b s ( M i a m i a n d S e a t t l e ) N O K p e r k g ( O s l o ) Weekly reference prices Reference price Norway NOK (NASDAQ average superior Oslo, GWE/kg) Reference price Chile USD (Urner Barry average D-trim 3-4 lbs FOB Miami) Reference price Canada USD (Urner Barry average superior GWE 10-12 lbs FOB Seattle) Reference prices Q4 2015 Change vs Q4 2015 Change vs NOK Q4 2014 Market Q4 2014 Norway (1) NOK 45.16 15.3% EUR 4.83 6.2% Chile (2) NOK 27.25 3.1% USD 3.19 -16.8% Chile, GWE (3) NOK 28.60 -3.1% USD 3.35 -21.7% North America (4) NOK 19.98 11.0% USD 2.34 -10.4% North America, GWE (3) NOK 38.67 8.1% USD 4.53 -12.7% Notes: (1) NASDAQ average superior GWE/kg (gutted weight equivalent) (2) Urner Barry average D trim 3-4 lbs FOB Miami (3) Reference price converted back-to-plant equivalent in GWE/kg (4) Urner Barry average GWE 10-12 lbs FOB Seattle

Global volume by market

Markets	Estimated volumes Q4 2015	Estimated volumes Q4 2014	Compared to Q4 2014 Volume	Compared to Q4 2014 %	Est. volumes Q3 2015	12 month comparison LTM	12 month comparison PTM	12 month comparison %
EU	276 800	259 900	16 900 ↑	6.5%	249 300	983 900	916 200	7.4%
Russia	24 900	37 300	-12 400 ↓	-33.2%	28 530	96 000	130 900	-26.7%
Other Europe	22 500	23 800	-1 300 ↓	-5.5%	20 700	82 300	82 500	-0.2%
Total Europe	**324 200**	**321 000**	**3 200** ↑	**1.0%**	**298 530**	**1 162 200**	**1 129 600**	**2.9%**
USA	96 200	82 400	13 800 ↑	16.7%	91 620	373 700	327 200	14.2%
Brazil	25 100	24 000	1 100 ↑	4.6%	25 830	99 500	90 400	10.1%
Other Americas	30 600	30 300	300 ↑	1.0%	29 790	108 400	109 300	-0.8%
Total Americas	**151 900**	**136 700**	**15 200** ↑	**11.1%**	**147 240**	**581 600**	**526 900**	**10.4%**
China / Hong Kong	19 900	18 100	1 800 ↑	9.9%	19 980	77 200	78 900	-2.2%
Japan	17 900	15 800	2 100 ↑	13.3%	14 670	54 500	57 400	-5.1%
South Korea / Taiwan	11 400	11 300	100 ↑	0.9%	11 610	46 300	37 000	25.1%
Other Asia	19 100	18 200	900 ↑	4.9%	14 400	63 900	64 600	-1.1%
Total Asia	**68 300**	**63 400**	**4 900** ↑	**7.7%**	**60 660**	**241 900**	**237 900**	**1.7%**
All other markets	25 600	22 900	2 700 ↑	11.8%	21 420	89 600	91 700	-2.3%
Total	**570 000**	**544 000**	**26 000** ↑	**4.8%**	**527 850**	**2 075 300**	**1 986 100**	**4.5%**
Inflow to US from Europe	21 400	18 200	3 200 ↑	17.6%	19 800	77 100	73 100	5.5%
Inflow to EU from Chile	9 700	10 400	-700 ↓	-6.7%	10 700	40 400	45 500	-11.2%

- Strong demand in EU and Asia
- Challenging but recovering US market
- Impressive demand in Brazil despite deteriorating economic conditions
- China/Hong Kong still affected by lack of large-sized salmon and trading barriers

Source: Kontali
Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

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Industry supply outlook: Guidance of declining growth of -6% to -2% for 2016

GWE tonnes (thousands)	2013	2014	2015	2016	Estimates 2016 Low	Y/Y growth	High	Y/Y growth
Norway	1029	1079	1111	1072	1 055	-5%	1 089	-2%
UK	142	154	154	160	156	1%	163	6%
Faroe Island	65	74	69	73	71	2%	76	10%
Total Europe	**1237**	**1308**	**1334**	**1305**	**1282**	**-4%**	**1328**	**0%**
Chile	421	525	532	495	479	-10%	511	-4%
North America	122	109	139	139	135	-3%	143	3%
Total Americas	**543**	**634**	**671**	**634**	**614**	**-9%**	**654**	**-3%**
Other	57	62	70	59	56	-20%	62	-12%
Total	**1 837**	**2 004**	**2 075**	**1 997**	**1 951**	**-6%**	**2 044**	**-2%**

GWE tonnes (thousands)	Q1 2013	Q1 2014	Q1 2015	Q1 2016	ESTIMATES Q1 2016 Low	Q/Q growth	High	Q/Q growth
Norway	232	236	260	236	231	-11%	240	-8%
UK	28	33	29	33	31	8%	35	22%
Faroe Island	16	16	13	15	14	11%	16	27%
Total Europe	**276**	**285**	**301**	**284**	**276**	**-8%**	**291**	**-3%**
Chile	109	135	133	132	128	-4%	135	1%
North America	32	22	29	31	29	-1%	33	12%
Total Americas	**142**	**157**	**163**	**163**	**157**	**-4%**	**168**	**3%**
Other	15	14	16	17	16	-2%	18	10%
Total	**433**	**456**	**480**	**463**	**449**	**-6%**	**477**	**-1%**

GWE tonnes (thousar	Q2-Q4 2013	Q2-Q4 2014	Q2-Q4 2015	Q2-Q4 2016	ESTIMATES Q2-Q4 2016 Low	Q/Q growth	High	Q/Q growth
Norway	797	843	851	836	824	-3%	849	0%
UK	114	121	125	127	125	-1%	128	2%
Faroe Island	50	58	57	58	57	0%	60	6%
Total Europe	**960**	**1023**	**1033**	**1021**	**1006**	**-3%**	**1037**	**0%**
Chile	312	390	398	363	351	-12%	376	-6%
North America	90	87	110	108	106	-3%	110	1%
Total Americas	**401**	**477**	**508**	**471**	**457**	**-10%**	**486**	**-4%**
Other	42	49	54	42	40	-26%	44	-19%
Total	**1 404**	**1 548**	**1 595**	**1 534**	**1 502**	**-6%**	**1 567**	**-2%**

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

27

MHG 2016 volume guidance 28Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.  2016 reduced guidance from 440,000 tons GWE to 436,000 tons GWE - Chile decreased by 4,000 tons due biological issues - All other regions unchanged - 4% growth in 2016 Salmon species 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 2015 Q1 2016 2016 GWE tons (1000) Actual Actual Actual Actual Actual Actual Guidance Guidance Norway 258 65 64 59 67 255 54 265 Chile 68 16 13 18 15 62 14 52 Canada 27 10 12 9 9 40 11 42 Scotland 49 7 12 17 14 50 12 56 Other Units 18 1 3 3 6 13 2 21 Total 419 99 104 106 111 420 93 436

Outlook 29  Market balance expected to be tight in 2016 - Future prices (NASDAQ) for 2016 have increased to NOK 50 per kg (EUR 5.1 per kg)  Strong consumer demand in Europe and Asia  Challenging market conditions in the Americas, however, a decline in Chilean smolt stocking is expected to improve profitability  Quarterly dividend of NOK 1.40 per share  EUR as reporting and functional currency beginning in the first quarter of 2016  Capital Markets Day 1-2 June in Bjugn, Norway

Appendix 30

Dividend policy 31  The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company  To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis  When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends  NIBD target revised from EUR 950m to EUR 1,050m - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg) - Residual attributed to non-farming businesses

Contract coverage and sales contract policy 32  Q1 2016 contract shares (% of guided volume): - Norway 56% - Scotland 50% - Canada 0% - Chile 12%  Contracts typically have a duration of 3-12 months - Contracts are entered into on a regular basis - Policy opens for contracts of up to 48 month duration SALES CONTRACT POLICY Min hedging rate (1) Max hedging rate (1) Norway (2) (3) 22.5% 50.0 % Chile (3) 22.5% 50.0 % Canada 0.0% 30.0 % Scotland 40.0% 75.0 % Ireland 40.0% 100.0 % Faroes 0.0% 30.0 % Weighted average 22.7% 52.1 % Notes: (1) Hedging rates for the next quarter, limits dropping over time (2) External and internal contract (including financial futures) (3) Contract rate can be increased to 65% under special circumstances

Quarterly segment overview

NOK million	SOURCES OF ORIGIN QTD Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
OPERATIONAL EBIT								
FARMING	602	19	26	- 186	- 2	39		497
SALES AND MARKETING								
Markets	84	30	5	5	0	8	7	139
Consumer Products	123	- 78	0	0	2	0	41	89
SUBTOTAL	**809**	**- 30**	**31**	**- 181**	**1**	**47**	**48**	**725**
Feed							74	74
Other entities [2]							38	38
TOTAL	**809**	**- 30**	**31**	**- 181**	**1**	**47**	**160**	**837**
Harvest volume (GWT, salmon)	66 638	14 095	9 383	14 750	2 761	2 923		110 551
Operational EBIT per kg (NOK) [3] - total Group	12.14	-2.10	3.32	-12.28	0.22	16.06		7.57
- of which MH Markets	1.26	2.10	0.54	0.35	0.10	2.87		1.26
- of which MH Consumer Products	1.85	-5.53	0.00	0.00	0.85	0.00		0.80
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	100%	110%	98%	103%	na	105%		102%
Contract share (%)	50%	57%	0%	10%	78%	0%		41%
Quality - superior share (%)	95%	93%	90%	90%	87%	90%		93%
Exceptional items included in Operational EBIT	-231	-47	-5	-12	-15	0		-311
Exceptional items per kg (NOK)	-3.47	-3.34	-0.51	-0.83	-5.55	0.00		-2.81
GUIDANCE								
Q1 2016 harvest volume (GWT)	54 000	12 000	11 000	14 000	1 000	1 000		93 000
2016 harvest volume (GWT)	265 000	56 000	42 000	52 000	10 000	11 000		436 000
Q1 2016 contract share (%)	56%	50%	0%	12%	0%	0%		41%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Including Sterling White Halibut, Feed, Headquarter and Holding companies
[4] Sales and Marketing Price achievement

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YTD segment overview

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN YTD							
OPERATIONAL EBIT								
FARMING	2 389	115	90	- 571	77	36		2 136
SALES AND MARKETING								
Markets	300	117	31	104	0	6	28	587
Consumer Products	179	- 74	0	0	4	0	66	176
SUBTOTAL	**2 868**	**159**	**120**	**- 466**	**81**	**42**	**95**	**2 899**
Feed							192	192
Other entities [2]							15	15
TOTAL	**2 868**	**159**	**120**	**- 466**	**81**	**42**	**302**	**3 107**
Harvest volume (GWT, salmon)	254 751	50 144	40 112	62 482	9 736	2 923		420 148
Operational EBIT per kg (NOK) [3] - total Group	11.26	3.16	3.00	-7.46	8.33	14.43		7.39
- of which Markets	1.18	2.33	0.77	1.67	0.01	2.16		1.40
- of which Consumer Products	0.70	-1.47	0.00	0.00	0.42	0.00		0.42
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	101%	109%	99%	108%		105%		103%
Contract share (%)	40%	48%	0%	12%	82%	0%		37%
Quality - superior share (%)	92%	93%	90%	89%	89%	90%		92%
Exceptional items included in Operational EBIT	-645	-74	-19	-37	-37	0		-812
Exceptional items per kg (NOK) [5]	-2.53	-1.47	-0.47	-0.59	-3.79	0.00		-1.93
GUIDANCE								
Q1 2016 harvest volume (GWT)	54 000	12 000	11 000	14 000	1 000	1 000		93 000
2016 harvest volume (GWT)	265 000	56 000	42 000	52 000	10 000	11 000		436 000
Q1 2016 contract share (%)	56%	50%	0%	12%	0%	0%		41%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin

[2] Sterling White Halibut, Headquarter and Holding companies

[3] Including Sterling White Halibut, Feed, Headquarter and Holding companies

[4] Sales and Marketing Price achievement

34

Quarterly segment overview 35 MH Operating Units NOK million Norway Scotland Canada Chile Ireland Faroes Markets Consumer Products MH Feed Other Elim Group* Revenues and other income 2 815 679 384 488 188 140 5 628 3 408 946 141 - 6 758 8 060 Operating EBITDA 713 62 50 - 145 6 43 148 143 96 46 0 1 162 Operating EBIT 602 19 26 - 186 - 2 39 139 89 74 38 0 837 Fair Value adj on biomass, contracts/ unrealised derivatives 921 59 68 - 36 - 24 36 - 7 36 0 - 164 0 889 Unrealized margin adjustment 0 0 0 0 0 0 0 0 0 0 - 13 - 13 Restructuring cost 0 0 0 0 0 0 0 0 0 0 0 0 Other non-operational items 0 0 0 0 0 0 0 0 0 0 0 0 Income/loss from associated companies 100 - 1 0 0 0 0 0 0 0 0 0 99 Write-down of fixed assets/intangibles - 1 1 - 1 - 8 0 0 0 - 14 0 - 9 0 - 33 EBIT 1 621 78 93 - 231 - 26 75 133 110 74 - 136 - 13 1 778 Contribution to operational EBIT from S&M 207 - 48 5 5 3 8 - 139 - 89 48 0 Operational EBIT incl contribution from S&M 809 - 30 31 - 181 1 47 0 0 74 86 0 837 Harvest / sales volume 66 638 14 095 9 383 14 750 2 761 2 923 0 33 367 Operational EBIT/kg incl contribution from S&M (NOK) 12.14 - 2.10 3.32 - 12.28 0.22 16.06 -of which S&M 3.10 - 3.43 0.54 0.35 0.95 2.87 *Volume = harvested volume salmon in tonnes gutted weight MH Sales and MarketingFARMING marineharvest

Development in harvest volumes

	2010	2011	2012	2013	2014					2015E					2016E		
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1E	Q2-Q4E	Total
Norway	202.5	217.5	255.3	222.5	55.1	68.7	64.3	69.9	258.0	65.2	64.0	58.9	66.6	254.8	54.0	211.0	265.0
Chile	10.6	26.0	40.2	28.3	17.7	16.4	16.7	16.6	67.5	16.1	13.2	18.4	14.8	62.5	14.0	38.0	52.0
Canada	33.5	33.9	40.2	33.1	6.4	6.5	7.1	6.8	26.7	10.5	11.6	8.7	9.4	40.1	11.0	31.0	42.0
Scotland	33.1	50.2	40.3	48.4	10.5	18.3	13.7	6.4	48.9	7.1	12.4	16.6	14.1	50.1	12.0	44.0	56.0
Other (1)	16.0	15.3	16.3	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.9	3.4	5.7	12.7	2.0	19.0	21.0
Total	295.7	342.8	392.3	343.8	92.2	114.2	107.3	105.1	418.9	99.5	104.2	106.0	110.6	420.1	93.0	343.0	436.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2010	2011	2012	2013	2014					2015E					2016E		
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1E	Q2-Q4E	Total
Norway	0%	7%	17%	-13%	17%	28%	21%	2%	16%	18%	-7%	-8%	-5%	-1%	-17%	11%	4%
Chile	-71%	146%	55%	-30%	115%	n.a.	184%	17%	139%	-9%	-19%	10%	-11%	-7%	-13%	-18%	-17%
Canada	-8%	1%	19%	-18%	-48%	-28%	14%	19%	-19%	65%	79%	23%	38%	50%	5%	5%	5%
Scotland	-12%	51%	-20%	20%	9%	37%	0%	-46%	1%	-32%	-32%	21%	121%	3%	69%	2%	12%
Other (1)	7%	-4%	7%	-29%	-4%	20%	172%	67%	54%	-76%	-32%	-38%	6%	-29%	225%	58%	66%
Total	-10%	16%	14%	-12%	15%	44%	33%	2%	22%	8%	-9%	-1%	5%	0%	-7%	7%	4%

Notes:
(1) Ireland and the Faroes

36

0 200 400 600 800 1000 1200 1400 1600 1800 2000 2008 2009 2010 2011 2012 2013 2014 2015 2016E N O K m i l l i o n CAPITAL EXPENDITURE Net capital expenditure guidance 37 Maintenance level

Net working capital guidance 38 -1 000 -500 0 500 1 000 1 500 2 000 2008 2009 2010 2011 2012 2013 2014 2015 2016E W o r k i n g c a p i t a l t i e - u p ( N O K m i l l i o n )

0 100 200 300 400 500 600 700 800 900 2011 2012 2013 2014 2015 2016E N O K m i l l i o n Guidance on financial commitments and cost of debt Please note the approximations are subject to changes Interest expenses Contractual repayments 39

Nova Sea 40  Leading integrated salmon producer in Northern Norway - 33.33 wholly owned licenses - 4 partly owned licenses  Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings  2014 dividends of NOK 150m (paid in Q2- 15) - Marine Harvest’s share NOK ~69m  Proportion of income after tax reported as income from associated companies in Marine Harvest Norway - NOK 88.1m in Q4 2015 • IFRS adjustment of biomass NOK 15.5m NIBD Ownership % 2014 2015 Q4 2014 Q4 2015 2014 2015 Q4 2014 Q4 2015 Q4 2015 Nova Sea 48% 38 739 37 422 11 622 11 315 12.3 14.1 11.0 15.3 311 Harvest volume (GWE) EBIT per kg

Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

CURRENCY	DEBT	2015		2016		2017		2018		2019		2020		2021		2022	
	31/12/2015[2]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]
EUR m	743.5	652.2	0.66%	797.4	0.94%	938.0	1.21%	1 226.1	1.80%	1 296.5	2.50%	716.6	1.24%	380.0	2.20%	-	0.00%
USD m	170.0	123.0	1.98%	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	33.8	34.0	2.48%	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (NOK m)	1 208.1																

Market value of IRS contracts in MNOK (31/12/15):	-737.8
Mark to market valuation effect in Q4[4]:	-14.6
Difference in fixed vs floating rate settled in cash in Q4	-7.8

Notes:
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 72%, USD 13%, GBP 4%, other currencies 11%.
- Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Policy last updated 11 August 2015.

41

Hedging and long term currency exposure 42 POLICY  EUR/NOK - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.  USD/CAD - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in CAD against the USD with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.  USD/CLP - Marine Harvest shall not hedge the USD/CLP exposure  Internal transaction hedging relating to bilateral sales contracts - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT Policy last updated 11 August 2015.

Strategic currency hedging 43 STRATEGIC CURRENCY HEDGING MEUR Rate MUSD Rate 2016 176 9.13 29 1.32 2017 175 9.37 17 1.32 2018 15 9.79 P/L effect of contracts maturing in Q4 -42 (MNOK) MNOK Market value 30/09/2015 -188 Change (1) 12 Market value 31/12/2015 -176 DESIGNATED MARKET CURRENCIES Norway Chile Canada Scotland Feed VAP Morpol Faroes Cold Water Species Asia EUR EUR/NOK USD/CAD EUR USD USD NOK USD GBP EUR EUR EUR

Fair value adjustment of biomass 44  Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.  During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.  Following the working group’s conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size: - Fish below 1 kg live weight (“smolt”) is valued at accumulated cost - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest - Fish above 4 kg (mature fish) is valued at the expected net value  The main drivers in the valuation are: - Volume of biomass (and average weight per site) at every reporting date - Expected cost at harvest - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)  Operationally, the value of biomass is reported at cost. In the Group accounts, “fair value adjustments” are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in “fair value adjustment” is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2014) 45  Most of the deferred tax assets have been recognised on the statement of financial position  The NOL’s will be used to offset taxable profit in the countries going forward  The utilisation of the deferred tax asset on NOL’s gives rise to a tax expense in the accounts which do not normally have any cash effect Details are available in the 2013 Annual Report Marine Harvest Group 31.12.2014 NOK million USA 69 0 69 Poland 248 51 298 France 35 256 291 Germany 14 0 14 Chile 0 310 310 Italy 0 4 4 Other 3 21 24 Total 368 641 1 010 * The NOL's will be used to offset taxavle profit in the countries going forward * The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect Recognised Unrecognised Total

The Board’s current authorisations 46  The Board was given the following proxies at the AGM - General share capital increase (up to 10% of share capital) • Proxy to set aside shareholders pre-emption right to subscribe - Purchase of own shares (up to 10% of share capital) • Maximum price: NOK 140 per share • Minimum price: NOK 7.5 per share - Issuance of new convertible bond (executed in November 2015) • Maximum amount: NOK 3,200m • Maximum number of shares to be issued as settlement: 64m - Authorisation to issue quarterly dividends

Sensitivities 47 ESTIMATED SENSITIVITIES ON ANNUAL RESULTS OP. EBIT EFFECT CASH FLOW EFFECT DRIVER NOK million Change in global average salmon price of NOK 1 (1) (2) 436 400 Annual harvest volume Change in total harvest volume of 10,000 tonnes (2) (3) 100 92                                       Marginal volume Change in global feed price of NOK 1 per kg (4) (5) 315 525 Feed consumption Notes: (1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation (2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months (3) Assuming EBIT per kg of NOK 10 (4) Annual harvest volume converted to live weight (0.83) multiplied with feed conversion ratio (1.2) Assuming stable production and feed consumption between years and across months (5) 60 days credit time on feed